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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1999

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                        FOR THE TRANSITION PERIOD FROM TO


                         THE HOUSTON EXPLORATION COMPANY
                               401(k) PLAN & TRUST
                (Full title of the Plan and address of the Plan,
                if different from that of the issuer named below)



                         THE HOUSTON EXPLORATION COMPANY
                        1100 LOUISIANA STREET, SUITE 2000
                            HOUSTON, TEXAS 77002-5215
                                 (713) 830-6800
             (Name of issuer of securities held pursuant to the Plan
                 and address of its principal executive office)



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

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                          INDEX TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1999 AND SEPTEMBER 30, 1999

                                                                                                             Page
                                                                                                             ----
Report of Independent Public Accountants.......................................................................2

Statements of Net Assets Available for Benefits as of December 31, 1999 and September 30, 1999.................3

Statement of Changes in Net Assets Available for Benefits for the Three Months Ended
      December 31, 1999........................................................................................4

Notes to Financial Statements..................................................................................5

Supplemental Schedule: Schedule of Assets Held for Investment Purposes
      at December 31, 1999.....................................................................................8

Signatures.....................................................................................................9

Index to Exhibits.............................................................................................10



Note: All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Houston Exploration Company:

We have audited the accompanying statements of net assets available for benefits of The Houston Exploration Company 401(k) Plan & Trust (the "Plan") as of December 31, 1999 and September 30, 1999, and the related statement of changes in net assets available for benefits for the three months ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and September 30, 1999, and the changes in its net assets available for benefits for the three months ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, if fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

New York, New York
November 16, 2000



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

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                    DECEMBER 31, 1999 AND SEPTEMBER 30, 1999


                                                             DECEMBER 31,   SEPTEMBER 30,
                                                                 1999           1999
                                                             ------------   -------------
Investments at fair market value:                            $  6,108,528   $   5,330,921

Other assets at cost which approximates fair market value:
   Contributions Receivable                                        84,747          37,047
   Employee Loans                                                 135,777         127,121
                                                             ------------   -------------
      Total other assets at cost                                  220,524         164,168
                                                             ------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS                            $  6,329,052   $   5,495,089
                                                             ============   =============



The accompanying notes to these financial statements are an integral part of these statements.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                           FOR THE THREE MONTHS ENDED
                                                                               DECEMBER 31, 1999
ADDITIONS:

  Investment Income:
     Interest                                                                      $    21,651
     Interest from loan repayments                                                       2,850
     Net appreciation(depreciation) in market value of investments                     589,359
                                                                                   -----------
         Total investment income                                                       613,860

  Contributions:
     Employee                                                                          135,226
     Employer                                                                          111,986
                                                                                   -----------
         Total contributions                                                           247,212
                                                                                   -----------

            TOTAL ADDITIONS                                                            861,072

DEDUCTIONS:

  Benefits paid to participants                                                        (27,109)
                                                                                   -----------

            TOTAL DEDUCTIONS                                                           (27,109)
                                                                                   -----------

NET INCREASE                                                                           833,963

NET ASSETS AVAILABLE FOR BENEFITS AT SEPTEMBER 30, 1999                              5,495,089
                                                                                   -----------

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999                             $ 6,329,052
                                                                                   ===========



The accompanying notes to these financial statements are an integral part of this statement.



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

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                     NOTES TO THE PLAN FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN:

         The Houston Exploration Company 401(k) Plan & Trust (the "Plan") is a defined contribution plan. Contributions are made by employees and partially matched by The Houston Exploration Company (the "Company" or "Houston Exploration"). The following description of the Plan provides only general information of Plan provisions during the three months ended December 31, 1999. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All employees of the Company become eligible to participate in the Plan after meeting certain nondiscriminatory requirements. Participants may elect to reduce their compensation by any whole percentage amount between 2% and 15% and have this amount deposited as pre-tax contributions.

         The Company may, at its discretion, make certain matching contributions based on employee contributions. Prior to November 1, 1999, the Company matched 50% of the employee's contributions up to 15%. Effective November 1, 1999, Company matching contributions were increased from 50% to 100%. In order for the Plan to satisfy various nondiscrimination tests required under applicable Federal regulations, certain employees designated as highly compensated employees under Internal Revenue Code may be limited, from time to time, in the amount they may contribute to the Plan. For any Plan participant, total annual contributions, (the sum of employee plus employer contributions) may not exceed the lesser of 25% of the participant's compensation or $30,000. In accordance with Internal Revenue Service ("IRS") guidelines, employee contributions were limited to $10,000 1999.

         Participants are fully vested in their contributions at the time the contributions are made. Participants commence vesting in the Company's contributions and any earnings thereon, upon completion of one year of service at the rate of 20% per year and are fully vested upon completion of their fifth year of service. Death, disability, retirement or termination of the Plan results in immediate full vesting of Company matching contributions. Forfeitures of the amount of a Participant's account balance that is not vested are used to reduce future employer contributions.

         Participant loans are permitted in accordance with the loan provisions in the Plan document. A participant may borrow up to 50% of their vested account balance not to exceed a maximum of $50,000. The interest rate charged on participant loans is commensurate with the prevailing interest rate charged on similar commercial loans. Loans are repaid through payroll deductions. Upon termination of employment, the participant may either repay any outstanding loan balance in full or incur a tax liability on the unpaid balance.

         It is intended that the Plan will continue, although the Plan may be amended or discontinued at any time subject to the provisions of ERISA. In the event the Plan is terminated, Plan assets and income will be distributed (after payment of Plan expenses) exclusively to active and retired participants.

         The Plan assets are invested in an unallocated group annuity contract sold by the Aetna Life Insurance and Annuity Company ("Aetna"). Contributions to the Plan are held in Aetna's "Separate Account D" (a pooled separate account established under Connecticut law). Aetna purchases shares of the various mutual funds or Houston Exploration common stock that have been selected by the Plan for investment and depending on the mutual fund selected, Aetna will fund the investment acquisition through general account obligations or through a pooled separate account. See Note 6 -- Investments, for discussion of realized and unrealized gains and losses on Plan assets.

NOTE 2 -- TRUSTEE AND PLAN ADMINISTRATOR

         Investor Services Trust Company is the trustee ("Trustee") of the Plan. Aetna is the custodian of the Plan. The Company is the Plan administrator ("Administrator"). CPI Qualified Plan Consultants ("CPI") maintains the records of participant's account balances and performs various other accounting



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and record keeping services. All expenses of administering the Plan are paid by the Company, except for brokerage fees, which are reflected in the cost of equities.

NOTE 3 -- ACCOUNTING POLICIES

         In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters ("SOP 99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Company adopted SOP 99-3 for the Plan year ending September 30, 1999 and for the three months ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's financial statements. SOP 99-3 eliminates the following disclosures previously required for defined contribution plans: (i) the presentation of plan investments by general type for participant-directed investments in the statement of net assets available for benefits; (ii) the disclosure of participant-directed investment programs; (iii) if units are assigned to plan participants, the disclosure of the total number of units and the net asset value per unit during the period and at the end of the period; and (iv) the disclose of benefit-responsive investment contracts by investment fund option. SOP 99-3 requires a defined contribution plan to identify nonparticipant-directed investments that represent 5% or more of net assets available for benefits.

         The accounting records of the Plan are maintained on a cash basis. The financial statements included herein include all material adjustments required to present the financial statements on the accrual basis of accounting. The investments reflected in the accompanying financial statements have been reported at fair market value and any other assets are recorded at cost which approximates fair market value. Benefit payments are recorded when paid.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

NOTE 4 -- FEDERAL INCOME TAXES

         The IRS issued a determination letter, dated January 12, 1998, stating that the Plan, as designed, meets the requirements of Section 401(a) of the Internal Revenue Code and was exempt from taxation. The Plan Administrator believes the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax-exempt.

         Under present Federal income tax law, a participant is not taxed currently on: (i) any before-tax contributions or Company contributions to the Plan; (ii) income earned by the Plan; or (iii) gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions.

NOTE 5 -- OTHER INFORMATION

         Effective October 1, 1999, the Plan was amended to provide for a change in the Plan year from a fiscal year ended September 30 to a calendar year ended December 31.

         The Plan had no lease commitments or leases in default and no loans or fixed income obligations in default, as defined by ERISA Section
2520.103(b)(3)(E) for the three months ended December 31, 1999.

         Investment funds of the Plan may participate in various derivative-based transactions. The amounts of these transactions are minimal when compared to total fund balances.



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

NOTE 6 -- INVESTMENTS

         The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1999 and September 30, 1999:

                                       DECEMBER 31,   SEPTEMBER 30,
                                           1999           1999
                                       ------------   -------------
Aetna Fixed Account                    $  1,742,874   $   1,683,869
Fidelity VIP Growth Portfolio             1,514,664       1,186,100
Aetna Variable Fund                         989,035         875,143
Fidelity VIP Equity-Income Portfolio        599,853         572,136
Alger American Small Cap Portfolio          450,021         348,805

         For the three months ended December 31, 1999, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $589,359.

         There are no dividends or realized and unrealized gains with respect to separate account units of participation. Dividends and realized and unrealized gains and losses for the underlying funds are factored into the value of the separate account funds. The value of the separate account unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held by the plans invested in the separate account. The value of the separate account includes the dividends earned and any realized or unrealized gains or losses associated with the underlying investments.

         For the three ended December 31, 1999, the Plan's investments appreciated in fair value as follows:

                                                       THREE MONTHS ENDED
                                                       DECEMBER 31, 1999
Aetna Variable Fund                                       $ 109,169
Aetna Variable Encore Fund                                    1,135
Aetna Income Shares                                            (261)
Aetna Investment Advisers Fund                                9,241
Aetna Fixed Account                                              --
Scudder International Portfolio                              55,370
Alger American Small Cap Portfolio                          117,209
Fidelity VIP Overseas Portfolio                              18,381
Fidelity VIP Equity - Income. Portfolio                      17,911
Fidelity VIP Growth Portfolio                               280,655
The Houston Exploration Company common stock                (19,451)
                                                          ---------

Net appreciation (depreciation)                           $ 589,359
                                                          =========

         The net appreciation in fair value of investments includes realized and unrealized gains.



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

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                            IRS FORM 5500 - ITEM 27A

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999


          ISSUER, BORROWER, LESSOR OR                                                                 FAIR VALUE
          SIMILAR PARTY                                                                              DECEMBER 31,
                                         DESCRIPTION OF INVESTMENT                                       1999
          -------------------------------------------------------------------------------------------------------
          * Aetna                        Aetna Variable Fund                                       $    989,035
          * Aetna                        Aetna Variable Encore Fund                                      83,234
          * Aetna                        Aetna Income Shares                                             40,002
          * Aetna                        Aetna Investment Advisers Fund                                 104,358
          * Aetna                        Aetna Fixed Account                                          1,742,874
            Scudder Funds                Scudder International Portfolio                                238,664
            Alger Group                  Alger American Small Cap Portfolio                             450,021
            Fidelity Investments         Fidelity VIP Overseas Portfolio                                 94,625
            Fidelity Investments         Fidelity VIP Equity-Income Portfolio                           599,853
            Fidelity Investments         Fidelity VIP Growth Portfolio                                1,514,663
          * Employer                     The Houston Exploration Company common stock                   251,199
          * Employee                     Participant Loans (rates from 5.0% to 11.0%)                   135,777
                                                                                                   ------------
                                                  Total Investments                                $  6,244,305
                                                                                                   ============

----------

* Represents a party in interest.



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                                   SIGNATURES

         Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, The Houston Exploration Company has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       THE HOUSTON EXPLORATION COMPANY
                                       401(k) PLAN & TRUST

Dated: April 26, 2001                  By: /s/ James F. Westmoreland
                                          --------------------------
                                          James F. Westmoreland
                                          Plan Administrator



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

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
* 23.1      --    Consent of Arthur Andersen LLP.

----------

*  Filed herewith.


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